MONARCH CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

PUBLIC

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Monarch Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monarch Capital Group, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 13, 2023


MONARCH CAPITAL GROUP, LLC
A WHOLLY OWNED SUBSIDIARY OF MONARCH HOLDINGS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022



ASSETS


Cash and cash equivalents	$1,693,584
Receivable from clearing broker	124,124
Right of use asset	361,614
Other assets	20,297
TOTAL ASSETS	**$2,199,619**


LIABILITIES AND MEMBER'S EQUITY


LIABILITIES	
Accrued expenses and other liabilities	$ 25,838
Due to parent	160,517
Lease liability	397,358
TOTAL LIABILITIES	583,713
MEMBER'S EQUITY	1,615,906
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$2,199,619**

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Monarch Capital Group, LLC (the "Company") was organized under the Limited Liability Company Law of the State of New York in March 1999. The Company is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. In this capacity, it executes agency transactions for its customers and forwards all such transactions to Pershing, LLC ("Pershing") the Company's clearing agent, on a fully disclosed basis. In addition, the Company provides advisory services and originates, places, and acts as an agent for private equity, public offerings and bond securities. The Company is a wholly-owned subsidiary of Monarch Holdings, LLC. ("Holdings").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Pershing with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2022, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investment Banking

Underwriting fees: The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees: The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value – Valuation Techniques and Inputs

Investments in securities and securities sold short that are freely tradable and are listed on major securities exchanges are valued at their last reported sales price as of the valuation date.

Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards

The Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.
The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

Receivables from clearing broker: The Company's receivables from clearing broker include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Operating Leases

In February 2016, FASB issued ASU 2016-02 Leases. The standard requires operating lease lessees to recognize lease assets and liabilities on the statement of financial condition. However, for lessees with a term of twelve months or less, lessee is permitted to make an election not to recognize lease assets and lease liabilities.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return. However, the Company is subject to New York City Unincorporated Business Tax.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2019, 2020, 2021 and 2022. For the year ended December 31, 2022 management has determined that there are no material uncertain income tax positions.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the period ended December 31, 2022.

4. RELATED PARTY TRANSACTION

The Company has an agreement with the Parent in which certain overhead expenses incurred by the Parent are allocated to the Company for its allowable share. In addition, 100% reimbursement is made to the Parent for expenses directly related to the Company. The Company owes $160,517 to the Parent for the year ended December 31, 2022.

5. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with regulated financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $1,606,198 being held in money market funds

6. SECURITIES OWNED, AT MARKET VALUE AND PLACEMENT FEES

In its normal course of business, the Company receives restricted securities and warrants as fees for advisory services from various clients. The Company expects to continue to receive restricted securities and/or warrants, representing the right to purchase equity, in companies for which advisory services are provided as recurring fee based revenue. At December 31, 2022, management determines the market value of the restricted securities and warrants, based upon historical costs for non-publicly traded companies and exercise value where stock market quotations exist for publicly traded companies. Throughout the year ended December 31, 2022, the Company had not received or held any restricted securities.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, or contingent liabilities at December 31, 2022.

On May 27, 2021, the Parent entered into a new lease with the term to commence on September 1, 2021 and end on January 31, 2027. The total rent under this agreement is $535,464, which is charged to the Company. In addition, the Company is to receive an abatement of $38,952 over the course of the first 24 months of this lease. As such, it has been determined by the Company this is an operating lease under the provisions of ASC 842.

As of December 31, 2022, future minimum lease rental payments are payable as follows:

2023	$90,686
2024	$99,037
2025	$101,513
2026	$104,051
January 31, 2027	$8,814
Amount of accumulated discount	($5,936)
	$398,166

Discount rate used to calculate the present value of its future lease payments to recognize lease liability: 0.78%.

7. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

COVID Pandemic

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.
The Company may be directly impacted from the markets in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2022, the Company had not entered into any subordinated loans agreements.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,563,485 which exceeded the minimum requirement of $250,000 by $1,313,485. The Company's ratio of aggregate indebtedness to net capital ratio was 0.142 to 1.

10. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3.

11. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were issued, and no events have been identified which require disclosure or adjustment to the financial statements. The financial statements are available to be issued as of March 13, 2023.